2023 REPORT

# Portrait Coffee

## Dear investors,

I hope this message finds you in good spirits. As we navigate through the ebbs and flows at Portrait Coffee, I want to express our heartfelt gratitude for your unwavering support and belief in our mission. It is both an honor and a privilege to be on a first-name basis with each of our supporters. Your encouragement fuels our passion and dedication to redefining the specialty coffee landscape.

This year has been a testament to the resilience and hard work of our team. We're excited about the momentum we've built, not just in expanding our reach and partnerships but in strengthening the bond within our local community. Your support has been instrumental in these achievements, and for that, we are incredibly thankful.
As we look to the future, we're buoyed by the opportunities that lie ahead. Our commitment to pouring a new narrative in specialty coffee has never been stronger, and we're seeing tangible results in building local community ties and enhancing our operational efficiencies as we scale.

Your role as investors has provided us with the stability and confidence to pursue our ambitions boldly. While we navigate the challenges and celebrate the successes, knowing we have your support makes all the difference. We look forward to continuing this journey with you, building on the strong foundation we've established together.
Thank you once again for being a part of our story. Here's to brewing a brighter future together.

**We need your help!**

Strategic Advice and Guidance: We welcome your insights and advice on

addressing our challenges, particularly in areas such as lean manufacturing, operational efficiency, and strategic growth. Your expertise can be invaluable in navigating these hurdles more effectively.

Networking and Introductions: If possible, introductions to industry experts, potential partners, or suppliers could help us optimize our operations and cost structures. Your networks might unlock new opportunities for efficiency and growth.

Market and Industry Trends: Sharing knowledge about emerging trends, consumer preferences, and innovative business practices in the specialty coffee and retail sectors can help us stay ahead of the curve and make informed decisions.

Sincerely,

*Aaron Fender*
Co-founder & CEO

*Marcus Hollinger*
Head of Marketing & Brand

*John Onwuchekwa*
Co-founder, Head of Community

## How did we do this year?

### REPORT CARD

**B-**

| ☺ The Good | ☹ The Bad |
| --- | --- |
| Café Launch: Opened our first café, growing in revenue and new customers monthly. | Rising Construction Costs: Construction expenses surged as we prepared to open our café, impacting our initial budget. |
| New Partnerships: Launched in Whole Foods, teamed with Fresh Harvest & Crate & Barrel, and expanded office distribution | Labor Costs & Management: The café's opening increased labor costs, with Q4 marked by management challenges and team inefficiencies. |
| Holiday Sales Surge: Achieved record sales and volume in Q4, thanks to our community's support. | Margins & Cost Control: Experienced difficulties in maintaining margins and controlling costs, affecting overall profitability. |

# 2023 At a Glance

**January 1 to December 31**



$$$$

**$1,265,583 [3%]**
Revenue



**-$183,595**
Net Loss



IOU!

**$220,294 +73%**
Short Term Debt



**$269,418**
Raised in 2023



**$40,884**
Cash on Hand
As of 04/ 3/24

**INCOME** BALANCE NARRATIVE



Revenues
Profit
US$1,299,106
-US$44,535
US$1,265,583
-US$183,595
2022
2023

**Net Margin:** -15% **Gross Margin:** 38% **Return on Assets:** -57% **Earnings per Share:** -$18.36 **Revenue per Employee:** $316,396

**Cash to Assets:** 18% **Revenue to Receivables:** 10,713 **Debt Ratio:** 85%

Portrait_Coffee_2022_and_2021_comparative_financials.pdf BalanceSheet.pdf ProfitandLoss.pdf

# We ❤ Our 375 Investors

### Thank You For Believing In Us

Tremonisha Putros
Ethan Ambabo
Kevin Brown
Andrew Strasburg
Kelly Hamm
Joe Malone
Alexandria Van De Veer
Peter Flueckiger
Zach Kirschner
Lil Stolper
Tia Likely
Todd Porter
James Cobb
Alexander Gremling
Amy Small
Brynna King
Brittany D
Richard Birchfield
Emari Traffie
Jordan Maney
Terri Wright
Andy Kaefer
Jason Towler
Blake Stacy
Alejandra Luaces
Ariel Inigo
Simone Banks
Kevin Kozin
Gregory Bray
Shantal Green
Richard Daniel Schmidt
Justin Goodwin
Karyn Scheier
Kerry Mendenahll
David Holloman
Eric Hunting
Bill Pacheco
Saul Zalta
Cate King
Josh Cromwell
Akeem Snow
Brandon Kopp
Alberto Burgos
Abimael E. Otamias
Valerie Hulme
Katherine Canfield
Anthony Powell
Jordan Rice
Wayne Simien
Derrick Campbell
Altonio Price
Ruth Davis
Adison Picchi
Richard Bies
Kristal Enter
Ray Spears
Elizabeth Guidry

Jeff Heck
Hatem Rowaihy
Tejas Kotak
Lois Carlisle
Sara Scruggs
Steph Timms
Tanner Guinther
Julia Huprich
Lance English
Mikenzie Lewis
Zachary Panter
Michael Reeves
Colin Fisher
Dannetta Rivers
Joe Slivik
Sierra Serafica
Kyle Fender
Claire Mattison
Quintin Robinson
Zachary Sadowski
Megan Hembree
Chase Anderson
Rafe C
Marcus Strong
Joseph Amo Appiah
Shaunte R.
Roshane Ricketts
Alexi Piasecki
Daniel DeHoyos
Rebekah Rund
Lasanna Ace Harris
Justin Neely
Tyler McDonald
Marta Diez Valcarce
Kristy Moresi
Sydney Jacobsen
Amelia Quinn
Ne Kelia Henderson
Elizabeth Warthen
Stephanie Kong
Srini Kottakota
Hannah Richardson
Ben Goodchild
Angela Riley
Benjamin Bowdoin
Aimee Castenell
Ryan Johnson
Archie Bates
Aj Gago
Shayla Raines
Malory Atkinson
Keshia Stansbury
Allison Gilbert
Taylor Ashford
Lisa Hicklen
Jonathan Susman
Sheila McGee

Richard Bakare
Sharon D Etienne
Grant Wycliff
Nicholas Hart
Justin McPhee
Bob Elwell
Preston Yoon
Jordan McIntosh
Stephen DeLaurier
Lucas Cuadros
Christopher Carter
Steven Chung
Courtney Boman
Sean Winner
Lindsay Fletcher
Wilson Chang
Sharon Burnette
Valerie Scott
Doug Shipman
Trevor Wentt
Michelle R. Johnson
Niya Randall
Mark Cunningham
Kayla Stagnaro
Jono Moehlig
Nick Thornton
Austin Tremblay
Robert Newcomer
B Hall
Chelsea Thoumsin
Emily Furtsch
Kendall Lane
Kevin Glatt
James Ragins
Matt Yoder
Brian Baldauff
Thomas Andrews
Andrea Shull
Tabitha Belhomme
Shanette Oliver
Uplift Forever
Jeremy Swanigan
Christopher Donlon
Cailean Vitullo
Arrissa Meyer
Karen Carlson
Stuart Smith
Kaila Davis
William Ladson
Scott Moseley
Andrew Levine
Patrick Kummer
Stephen Rhinehart
Randall Little
Holly Deng
Toni McDaniel

Jake Budler
Dane Pedersen
Will Greer
Damion Silver
Drew Cozart
Jessie Brown
Alexis Asamoah
David Martinsen
Will Murphy
Aj Wright
Daniel Lee
Tyler Von Seggern
Harry Luu
Rob & Danie Wheeler
Elizabeth McGrath
Chris Pender
Veonne Anderson
Christie Clerger
Stephanie Mabe
Lee Duh
Paul Shorter
Jenny Lang
Megan Dombeck
Jeff Shinabarger
Dariun L. Maxwell
Glenford Patterson
Meagan Shorey-Wilson
Kelly Patrick
Housthon Parks
Marco Suarez
Micaela Preston
Cynthia H. Andrews
Sharee Taylor
Laura Mistarz
Dan Anderson
Bangseh Akuchu
Niki Tolch
Sara Fails
Whitney Jaye
Jason Waskiewicz
Jeff Brewitt
Eric Tanis
Dwayne Martin
Jenna Napier
Kamille Brown
Sarah Barlow
David Field
Andrew Beatton
Brett L Carter
LaKe'Sha Bowen
Samuel Noh
Ben Washer
Brian Owen
Dominique Harmon
Alex Oshin
Emily Simmons

Barbara Gary
Renaldo Baucom
Wr Manuel
Daniel Reich
Roseanna's Sewing Company
Zane Satterfield
John Greer
Adam Martin
Jeffrey Tidwell
Chip Gross
Catherine Carter
Jon Buford (Jon)
Zach Thoren
Alexandria Wilson
Christy Perkins
Chloé Macary-Carney
Roderick Herron
Julian Hood
Zachary Gutierrez
Ben Davenport
Carese Brown
Jason Orme
Sarah Lentz
Randi Majors
Allyson Terry
Jarel G
Elizabeth Cason
Eddie Lauderback
Joseph Wempe
Whitney Davison
Mariann Martin
Shelbi Vantrease
Nicholas Burt
Alethea Lamberson
Anthony Boyle
Cecelia Simon
Harry Hutchins
Deborah Hawkins
Julisa Kidd
Jeremy Utley
Tyler Paulson
Warren E. Lee III
Allison Coad
David Reaves III
Richard Lavon Fulton, Jr.
Angela Kamino
Jacob Bradshaw
Nina Dutton
Lain Shakespeare
Jihyun Oh
Simone Davis
Rebekah Malpass
Tanner Aldridge
Shaun Mitchell
Tina Dickenson
Sanjay Pinnock

Keith Kissling
Hector Mejia
Georgina Wilson
Alexa Kravitz
Meredith Fortuna
Artair Rogers
Drew Chamberlain
Elizabeth Tablazon
Jordyn Gilbert
Ashley Mackay
Robbie Fitzwater
Bria Felicien
Jefferson Martin
Daniel Tang
Emily Pavuluri
Erika Brown
Sarah Allison Birchfield
Lori Seidler
Robmatt Oloyede
Susan Thorson
James Owens
Tyler Nylen
Monica Taramani
Jasmin Mitchell
John Thompson
Isaiah Johnson
Shannon El-Amin
Natalie Gomez
Dan Coke
Reggie Gillespie
Folashade Perkins
Ramisi Sukumu
Dennis L Stephens
John Donovan
Kameko Nichols
Tara Hall
Travis Boatright
Mason Reid
Ryan Zambryck
Charmaine Gernale
Ann Lawrence
Nicole Chandler
Marc Pagliuca
Grant Pankratz
Tracy Collins
Kassidy G Adamek
Olivia/Ozma Lowery
Javien Williams
Luke Derochers
Michael S Levesque
Jeff Keys
Samuel Dula
Jonathan McDaniel
Mark McField
Leon McKenzie
Morgan Burge

# Thank You!

### From the Portrait Coffee Team



**Aaron Fender**

**Co-founder & CEO**

An advocate of genuine hospitality. Over a decade of specialty coffee expertise.



**Marcus Hollinger**

**Co-founder & Head of Marketing**

Former CMO at Grammy-Award-winning Reach Records Innovation and Design Coach



**John Onwuchekwa**

**Co-founder & Head of Community**

Story Teller & Community Builder. Co-Founding Pastor at Cornerstone Church.

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Marcus Hollinger | Senior Director @ Stoked | 2019 |
| Aaron Fender | CEO @ Portrait Coffee | 2019 |
| John Onwuchekwa | Entrepreneur @ Self-Employed | 2019 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Aaron Fender | CEO | 2019 |

## Voting Power

| Holder | Securities Held | Voting Power |
|---|---|---|
| Marcus Hollinger | 1,200 Membership Units | 33.3% |
| John Onwuchekwa | 3,500 Membership Units | 33.3% |
| Aaron Fender | 5,300 Membership Units | 33.3% |

## Past Equity Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 01/2020 | $35,000 | | Section 4(a)(2) |
| 07/2020 | $30,696 | | Section 4(a)(2) |
| 01/2022 | $15,100 | | Section 4(a)(2) |
| 02/2022 | $59,897 | | Section 4(a)(2) |
| 10/2022 | $70,000 | | Section 4(a)(2) |
| 12/2022 | $125,260 | | Other |
| 06/2023 | $269,418 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

| Lender | Issued | Amount | Oustanding | Interest | Maturity | Current? |
|---|---|---|---|---|---|---|
| KLC Financial | 07/01/2020 | $30,696 | $2,347 | 6.5% | 07/15/2023 | Yes |
| LEAF Capital | 01/26/2022 | $15,100 | $12,491 | 6.02% | 01/26/2026 | Yes |
| Southstate Bank | 02/07/2022 | $59,897 | $49,422 | 4.58% | 01/21/2029 | Yes |
| Shopify | 12/02/2022 | $125,260 | $50,048 | % | | Yes |

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Voting Membership Unit | 10,000 | 10,000 | Yes |
| Non Voting Unit | 5,000 | 0 | No |

Warrants: 0
Options: 0

## Form C Risks:

Reliant on relationships with coffee producers: There is a risk that the company's relationships with coffee producers may be subject to change or outside of its control, which could impact the company's ability to source high-quality coffee beans and maintain its reputation for quality.

Climate change for coffee: There is a risk that climate change may impact the coffee industry, including changes in weather patterns and temperature that could impact the quality and availability of coffee beans, which could impact the company's supply chain and financial performance.

Pricing coffee is volatile: There is a risk that the price of coffee may fluctuate unpredictably, which could impact the

Pricing coffee is volatile: There is a risk that the price of coffee may fluctuate unpredictably, which could impact the company's profitability and financial stability.

Competition: There is a risk of increased competition from existing or new competitors, which could negatively impact the company's market share and financial performance.

Reliant on relationships with coffee producers: There is a risk that the company's relationships with coffee producers may be subject to change or outside of its control, which could impact the company's ability to source high-quality coffee beans and maintain its reputation for quality.

Key players: There is a risk that key players in the coffee industry, such as major coffee roasters or distributors, may change their business practices or relationships with the company, which could impact the company's supply chain and financial performance.

Cost of advertising could change: There is a risk that the cost of advertising may change, which could impact the company's marketing budget and ability to effectively promote its products.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

### Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

### Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

### Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which

the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Portrait Coffee LLC

Georgia Limited Liability Company
Organized July 2019

4 employees
1065 Ralph David Abernathy Blvd SW
Suite A
Atlanta GA 30310 http://www.portrait.coffee

### Business Description

Refer to the Portrait Coffee profile.

### EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

### Compliance with Prior Annual Reports

Portrait Coffee is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

### All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less

## Say Hello!

**Questions? Ideas? Love Letters?**

Say something nice...


You're pretty neat.

You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.